Exhibit 99.5

THE SKYVIEW 10
18th Floor, “NORTH LOBBY”
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India

Tel : +91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying “Statement of Audited Standalone Financial Results for the quarter and year ended 31 March 2025” (“Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and

ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2025.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The Statement includes the results for the quarter ended March 31, 2025 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2025 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 25213271BMISPZ2581

Place: Hyderabad

Date: May 09, 2025

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	: +91 40 4900 2900
Fax	: +91 40 4900 2999
Email	: mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2025

All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Sales	54,063	47,775	50,304	218,448	192,764
	b) License fees and service income	1,400	2,203	514	12,020	1,277
	c) Other operating income	166	172	230	686	797
	Total revenue from operations	55,629	50,150	51,048	231,154	194,838

2	Other income	4,144	2,354	2,127	10,034	8,623

	Total income (1 + 2)	59,773	52,504	53,175	241,188	203,461

3	Expenses
	a) Cost of materials consumed	9,426	10,117	9,077	37,997	32,915
	b) Purchase of stock-in-trade	5,347	5,084	5,463	24,399	19,866
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	822	(370)	(520)	(1,739)	(2,388)
	d) Employee benefits expense	7,971	7,944	7,795	32,875	30,857
	e) Depreciation and amortisation expense	2,645	2,651	2,462	10,394	9,756
	f) Impairment of non current assets, net	1,036	-	260	1,036	260
	g) Finance costs	311	433	59	1,099	218
	h) Other expenses	16,597	15,451	15,187	62,768	54,064

	Total expenses	44,155	41,310	39,783	168,829	145,548

4	Profit before tax (1 + 2 - 3)	15,618	11,194	13,392	72,359	57,913

5	Tax expense/(benefit)
	a) Current tax	3,643	2,563	2,702	17,905	13,618
	b) Deferred tax	(32)	137	342	960	875

6	Net profit for the period/year (4 - 5)	12,007	8,494	10,348	53,494	43,420

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(103)	-	27	(103)	21
	(ii) Income tax relating to items that will not be reclassified to profit or loss	26	-	(7)	26	(7)
	b) (i) Items that will be reclassified to profit or loss	1,046	(779)	(189)	234	(446)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(263)	196	49	(59)	114

	Total other comprehensive income/(loss)	706	(583)	(120)	98	(318)

8	Total comprehensive income (6 + 7)	12,713	7,911	10,228	53,592	43,102

9	Paid-up equity share capital (face value Re. 1/- each)	834	834	834	834	834

10	Other equity				287,732	241,574

11	Earnings per equity share (face value Re. 1/- each)

	Basic	14.41	10.20	12.43	64.22	52.19
	Diluted	14.39	10.18	12.41	64.13	52.09
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	9,140	8,272	9,842	33,904	30,742
	b) Global Generics	48,287	42,401	44,006	204,602	173,405
	c) Others	45	1,281	353	1,410	678
	Total	57,472	51,954	54,201	239,916	204,825

	Less: Inter-segment revenue	1,843	1,804	3,153	8,762	9,987
	Total revenue from operations	55,629	50,150	51,048	231,154	194,838

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	256	313	1,246	353	(287)
	b) Global Generics	15,231	8,268	12,172	69,966	57,670
	c) Others	47	1,255	239	1,419	536
	Total	15,534	9,836	13,657	71,738	57,919

	Less: (i) Finance costs	311	433	59	1,099	218
	(ii) Other un-allocable (income)/expenditure, net	(395)	(1,791)	206	(1,720)	(212)
	Total profit before tax	15,618	11,194	13,392	72,359	57,913

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of audited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 09 May 2025. The Statutory Auditors have issued an unqualified report thereon.

2	"License fees and service income" for the year ended 31 March 2025 includes an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3	"Other income" for the year ended 31 March 2024 includes:

a) Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b) Dividend income of Rs. 445 million recognised in June 2023, declared by Kunshan Rotan Reddy Pharmaceutical Company Limited, joint venture of the company.

4	During the quarter and year ended 31 March 2025, an amount of Rs.764 million and Rs.3,298 million, respectively and during the quarter and year ended 31 March 2024, an amount of Rs.806 million and Rs.4,211 million, respectively, representing government grants has been accounted as a reduction from cost of materials consumed.

5	"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. an impairment loss of Rs. 862 million (31 March 2024: Rs. 288 million) towards investment in equity shares and preference shares in the subsidiary, Svaas Wellness Limited, consequent to management's decision to scale down the business operations of certain digital initiatives. This impairment loss pertains to the Company’s Others segment.

b. an impairment loss of Rs. 174 million, consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED

6	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 464 million, created in earlier periods on land, during the year ended 31 March 2025.

7	Agreement with Nestle India:

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited ("Nestlé India") for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy's Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs. 7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs. 7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India.

Further, the Company also received Rs. 8,113 million (excluding GST) as consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to Nutraceuticals subsidiary as part of the definitive agreement. This has been recorded as License fees for the year ended 31 March 2025.

This transaction pertains to Company’s Global Generics segment.

8	The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently w.e.f. record date of 28 October 2024, the authorized share capital, the paid up share capital and the Treasury shares were sub-divided into five equity shares having a face value of Rupee One each. As on 31 March 2025, the closing number of shares fully paid up and Treasury shares were 834,455,365 and 2,452,260 respectively.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The effect of stock split was considered in the computation of basic and diluted EPS for the quarter and year ended 31 March 2025 and prior periods have been restated considering face value of Rupee One each in accordance with Ind AS 33- "Earnings per Share" and rounded off to the nearest decimals.

9	The Company considered the uncertainties relating to the conflict in the middle east, and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

DR. REDDY’S LABORATORIES LIMITED

11	Balance sheet

All amounts in Indian Rupees millions
	As at	As at
	31.03.2025	31.03.2024
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	58,654	51,094
Capital work-in-progress	21,564	11,719
Goodwill	853	853
Other intangible assets	22,817	23,944
Intangible assets under development	404	391
Financial assets
Investments	103,105	32,027
Loans	14	617
Other financial assets	8,562	919
Tax assets, net	1,244	3,161
Other non-current assets	662	709
Total non-current assets	217,879	125,434

Current assets
Inventories	45,758	40,189
Financial assets
Investments	28,830	41,179
Trade receivables	59,590	46,239
Derivative instruments	539	165
Cash and cash equivalents	3,197	2,014
Other bank balances	6,571	10,155
Other financial assets	910	22,078
Other current assets	19,635	16,140
Total current assets	165,030	178,159

TOTAL ASSETS	382,909	303,593

EQUITY AND LIABILITIES
Equity
Equity share capital	834	834
Other equity	287,732	241,574
Total Equity	288,566	242,408

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	765	495
Provisions	54	93
Deferred tax liabilities, net	5,154	4,161
Other non-current liabilities	1,852	1,055
Total non-current liabilities	7,825	5,804

Current liabilities
Financial liabilities
Borrowings	33,855	7,100
Lease liabilities	309	334
Trade payables
Total outstanding dues of micro enterprises and small enterprises	210	268
Total outstanding dues of creditors other than micro enterprises and small enterprises	19,721	20,180
Derivative instruments	1,273	290
Other financial liabilities	19,955	17,023
Liabilities for current tax, net	794	670
Provisions	3,395	3,283
Other current liabilities	7,006	6,233
Total current liabilities	86,518	55,381

TOTAL EQUITY AND LIABILITIES	382,909	303,593

12	Statement of cash flows

All amounts in Indian Rupees millions
	Year ended	Year ended
	31.03.2025	31.03.2024
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	72,359	57,913
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,128)	(2,961)
Depreciation and amortisation expense	10,394	9,756
Impairment of non-current assets, net	1,036	260
Allowance for credit losses (on trade receivables and other advances)	103	177
Loss /(Profit) on sale/disposal of assets, net	428	(771)
Unrealized exchange (gain)/loss, net	(116)	76
Interest income	(4,825)	(3,046)
Finance costs	1,099	218
Equity settled share-based payment expense	382	346
Inventories write-down	2,771	2,411
Dividend income	-	(446)
Changes in operating assets and liabilities:
Trade receivables	(13,451)	(3,410)
Inventories	(8,340)	(12,170)
Trade payables	(517)	2,803
Other assets and other liabilities, net	(81)	(3,464)
Cash generated from operations	58,114	47,692
Income taxes paid, net	(15,864)	(13,195)
Net cash generated from operating activities	42,250	34,497

Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(23,393)	(13,611)
Proceeds from sale of property, plant and equipment	323	882
Purchase of other intangible assets	(1,374)	(2,325)
Proceeds from sale of other intangible assets	104	-
Purchase of investments (including bank deposits)	(224,740)	(137,578)
Proceeds from sale of investments (including bank deposits)	255,044	117,468
Investments in subsidiary/associates	(67,541)	(802)
Dividend received	-	446
Interest income received	3,998	1,823
Loans and advances repaid/(given) by/to subsidiaries	603	(606)
Net cash used in investing activities	(56,976)	(34,303)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	193	805
Purchases of treasury shares	(1,389)	-
Proceeds from short-term loans and borrowings, net	25,840	7,094
Payment of principal portion of lease liabilities	(281)	(237)
Dividend paid	(6,662)	(6,648)
Interest paid	(1,794)	(333)
Net cash from financing activities	15,907	681

Net increase in cash and cash equivalents	1,181	875
Effect of exchange rate changes on cash and cash equivalents	2	16
Cash and cash equivalents at the beginning of the year	2,014	1,123
Cash and cash equivalents at the end of the year	3,197	2,014

**	FVTPL (fair value through profit or loss)

13	The Board of Directors, at their meeting held on 09 May 2025, have recommended a final dividend of Rs.8 per share subject to the approval of shareholders.

14	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	09 May 2025	Co-Chairman & Managing Director